SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 15, 2003

STET Hellas Telecommunications S.A.

(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.

(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE
EXHIBIT 99.1

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 15 January 2003 announcing Fourth Quarter 2002 Customer Results

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

15 January 2003

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis

Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

     Press Release Dated 15 January 2003 announcing Fourth Quarter 2002 Customer Results

FOURTH QUARTER 2002 CUSTOMER RESULTS:
TOTAL NET ADDITIONS UP 113% ON THE 3RD QUARTER
BUSINESS CUSTOMERS REACH 30% OF CONTRACT CUSTOMER BASE

ATHENS, January 15, 2003 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced their customer results for the fourth quarter 2002:

•	Total number of customers reached 2,513,642, an increase of 17.7% year-on-year.

•	Total net additions for the fourth quarter of 2002 were 156,322, up a substantial 113.4% from 3Q02.

•	Prepaid net additions for the quarter were 134,581 up 157.6% compared with the previous quarter. Contract net additions for the quarter were 21,741.

•	Prepaid customers numbered 1,745,726—representing 69.5% of the total customer base—while contract customers numbered 767,916.

STET Hellas’ contract segment growth was boosted by the performance of the B BEST offer: business customers now represent 30.3% of the total contract customer base, versus 17.4% at the end of 2001. Additionally, the number of high-end residential customers on the TELESTET PRO bundled-minutes based tariffs more than doubled year-on-year, representing 14.6% of the total contract customer base at the end of 2002. Increased penetration in the business and high-end residential market segments was supported by the revamping and wide-spread expansion of our TELESTET Centers, which increased to 127 shops at the end of 2002 from 57 outlets last year.

Contract churn decreased 5.6 percentage points in 2002 standing at 36.5%, with internal churn representing approximately 38% of the total contract churn. Blended churn for the year was 32.8%, versus 26.7% in 2001, as a result of the clean-up process of the prepaid customer base.

“STET Hellas saw another year of sound customer growth in 2002 and succeeded not only to strengthen its position in the highly competitive Greek market, but also to enrich its customer base with an increased portion of high-end customers.” commented STET Hellas’ Chief Executive Officer, Mr. Nikolaos Varsakis. “Our commitment towards continuous profitable growth remains firm. We plan to fulfill this commitment through innovation, distribution expansion and enhanced product & service offerings”.

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STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.5 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.